UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                     APPLICATION PURSUANT TO SECTION 8(F)
                  OF THE INVESTMENT COMPANY OF 1940 ("ACT")
        AND RULE 8F-1 THEREUNDER FOR ORDER DECLARING THAT COMPANY HAS
                      CEASED TO BE AN INVESTMENT COMPANY

I.    General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

                        |X|   Merger

                        |_|   Liquidation

                        |_| Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 16, 25 and 26 of this form and complete verification at the end of the form.)

                        |_| Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 11 of this form and complete verification at the end of the form.)

2.    Name of fund:  Anchor Strategic Assets Trust

3.    Securities and Exchange Commission File No.:  811-5963

4.    Is this an initial Form N-8F or an amendment to a previously filed Form
N-8F?

                  |X|   Initial Application           |_|   Amendment

5. Address of Principal Executive Office (include No. and Street, City, State, Zip Code): 579 Pleasant Street, Suite 4, Paxton, Massachusetts 01612

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

                        Christopher Y. Williams
                        Anchor Investment Management Corporation
                        579 Pleasant Street, Suite 4
                        Paxton, Massachusetts  01612
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7. Name,  address and telephone  number of individual or entity  responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

                        Christopher Y. Williams
                        Anchor Investment Management Corporation
                        579 Pleasant Street, Suite 4
                        Paxton, Massachusetts  01612

                        NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.    Classification of fund (check only one):

                        |X|   Management company;

                        |_|   Unit investment trust; or

                        |_| Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

                  |X|   Open-end          |_|   Closed-end

10.   State law under which the fund was organized or formed (e.g., Delaware,
Massachusetts):     Massachusetts

11. Providing the name and address of each investment adviser of the fund (including subadvisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                        Anchor Investment Management Corporation
                        579 Pleasant Street, Suite 4
                        Paxton, Massachusetts  01612

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                        Meeschaert & Company
                        579 Pleasant Street, Suite 4
                        Paxton, Massachusetts  01612


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13.   If the fund is a unit investment trust ("UIT") provide:

(a)   Depositor's name (s) and address (es):

(b)   Trustee's name (s) and address (es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

                  |_|   Yes               |X|   No

            If Yes, for each UIT state:

                               Name (s):

                               File No.: 811-

                               Business Address:

15.

(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  |X|   Yes               |_|   No

            If Yes, state the date on which the board vote took place:

                       June 21, 1999

            If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  |X|   Yes               |_|   No

            If Yes, state the date on which the shareholder vote took
            place:     August 10, 1999

II.   Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                  |X|   Yes               |_|   No

(a)   If Yes, list the date (s) on which the fund made those distributions:

                       September 1, 1999

(b)   Were the distributions made on the basis of net assets?

                  |X|   Yes               |_|   No
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(c)   Were the distributions made pro rata based on share ownership?

                  |X|   Yes               |_|   No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio (s) used and explain how it was calculated:

(e)   Liquidations only:
                        Were any distributions to shareholders made in kind?

                  |_|   Yes               |X|   No

            If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   Closed-end funds only:  Has the fund issued senior securities?

                  |_|   Yes               |_|   No

            If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholder:

18.   Has the fund distributed all of its assets to the fund's shareholders?

                  |X|   Yes               |_|   No

            If No,

(a) How many shareholders does the fund have as of the date this form is filed?

                  None

(b)   Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                  |_|   Yes               |X|   No

            If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  Assets and Liabilities

20.   Does the fund have any assets as of the date this form is filed?

                  |_|   Yes               |X|   No

            If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)   Why has the fund retained the remaining assets?

(c)   Will the remaining assets be invested in securities?

                  |_|   Yes               |X|   No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
certificates if the fund is a face-amount certificate company) or any other liabilities?

                  |_|   Yes               |X|   No

            If Yes,

(a)   Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.   Information About Event (s) Leading to Request For Deregistration

22.

(a)   List the expenses incurred in connection with the Merger or Liquidation:

              (i)   Legal expenses:          $30,500
              (ii)  Accounting expenses:     $ 6,500
              (iii) Total expenses
                    (sum lines (i)-(ii)
                     above):                 $37,000

(b) How were those expenses allocated? Legal and accounting expenses incurred in connection with the merger were paid by the investment company which acquired the assets of the Applicant.

(c) Who paid those expenses? The investment company which acquired the assets of the Applicant in the merger paid these expenses.

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(d) How did the fund pay for  unamoritzed  expenses  (if  any)?  The  investment company which acquired the Applicant paid these expenses.

23. Did the fund file an application for an order of the Commission regarding the Merger or Liquidation?

                  |X|   Yes               |_|   No

            If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed: Release No. 23991

V.    Conclusion of Fund Business

24.   Is the fund a party to any litigation or administrative proceeding?

                  |_|   Yes               |X|   No

            If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                  |_|   Yes               |X|   No

            If Yes, describe the nature and extent of those activities:

VI.   Mergers Only

26.

(a) State the name of the fund surviving the Merger: Anchor Resource and Commodity Trust

(b)   State the file number of the fund surviving the Merger:  811-8706

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number and date the agreement was filed: The Agreement and Plan of Reorganization was filed with the Commission as an exhibit to Applicant's Form N-14 initially filed on June 23, 1999 and again on July 27, 1999 (No. 811-8706), and as an exhibit to its Application for Exemption filed on June 25, 1999 (812-11704).

(d) If the merger or reorganization agreement has not been filed with the Commission, attach a copy of the agreement as an exhibit to this form.

                                 VERIFICATION

            The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Short Duration U. S. Government Portfolio, (ii) he is the President of Anchor Strategic Assets Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application has been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

                                       /s/ DAVID Y. WILLIAMS
                                       David Y. Williams, President
                                       Anchor Strategic Assets Trust

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